65 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2009 JAN 14 A 9:09

Date: 11/01/09

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

09045121

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
JAN 21 2009
THOMSON REUTERS

1/15

bank hapoalim

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Change in Corporation Securities*	*04/01/09*	*1*
2.	*EGM Notice*	*06/01/09*	*2*
3.			
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Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/01/2009
Reference: 2009-01-003390

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○
- ● From 01/12/2008 until 30/12/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
31/12/2008	*Realization of Employees Options 2004*	*Employees Options 2004*	*6620223*	*-368,731*	*No*
31/12/2008	*Realization of Employees*	*Ordinary Share BNHP*	*662577*	*368,731*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,316,723,974	1, 317,092,705

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620223	*Employees Options 2004*	*Option*		*368,731*	*0*	*No*
6620231	*Employees Options 2005*	*Option*		*3,884,175*	*3,881,273*	*No*
6620249	*Employees Options 2006*	*Option*		*3,952,173*	*3,949,204*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*41,292*	*41,292*	*No*
6620264	*Employees Options 2007*	*Option*		*4,032,445*	*4,029,415*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*58,562*	*58,562*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*96,963*	*96,963*	*No*
6620298	*Employees Options 2008*	*Option*		*4,132,394*	*4,128,380*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook _Book_isa.pdf_

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 December 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	977,751,812
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,317,092,705

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 31/12/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 31/12/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading)
Institutional Capital Notes 'C' 6620280

As of date : 31/12/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**0**
Total Capital	**0**

List of Holders of Employees Options 2005 6620231

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,881,273
Total Capital	3,881,273

List of Holders of Employees Options 2006 6620249

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,949,204
Total Capital	3,949,204

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**41,292**
Total Capital	**41,292**

List of Holders of Employees Options 2007 6620264

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,029,415**
Total Capital	**4,029,415**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**58,562**
Total Capital	**58,562**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	96,963
Total Capital	96,963

List of Holders of Employees Options 2008 6620298

As of date : 31/12/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,128,380
Total Capital	4,128,380

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 31/12/2008

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 31/12/2008

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

Bank Hapoalim B.M. (the "Company" or the "Bank)

An immediate report pursuant to the Securities (Transaction Between a Company and a Controlling Party Thereof) Regulations, 5761-2001 and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, concerning the convening of a Special General Meeting of the shareholders of the Company ("the Meeting"), which is to be held on Thursday, 5th February, 2009, at 10:00 a.m., at Levinstein Tower , 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel Aviv, for the adoption of the resolutions on the agenda, as specified below:

A. **On the Agenda of the Special General Meeting:**

1. Election of Mr. Imri Tov as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter – **"the Companies Law"**).

   The appointment of the candidate for the office of external director under the Companies Law, Mr. Imri Tov, is subject to approval by the Bank of Israel.

2. The Bank's engagement, according to which the Bank will provide a prior undertaking to indemnity directors of the Bank is as follows:

   Mr. Imri Tov, whose appointment is subject to the approval of the General Meeting as set forth in Item 1 on the aforesaid agenda, Mrs. Iris Dror, who was appointed as a director of the Bank on 16th November, 2008, for the whole period of her office commencing from the date of her appointment as aforesaid (the controlling party of the Bank is liable to be considered as having a personal interest in the provision of indemnity for Mrs. Iris Dror) as well as all the directors, including the external directors, who may hold office at the Bank from time to time in the future. The letters of indemnity for all of the aforesaid directors shall be in the form attached as Annex A of the immediate report. This form is identical to the letters of indemnity issued in the past to all of the directors presently in office at the Bank as approved by the competent organs of the Bank, including the General Meeting.

   The engagement to provide indemnity for all of the directors (except for Mrs. Iris Dror) requires approval by a simple majority of the General Meeting, whereas providing the indemnity for Mrs. Iris Dror requires approval by a special majority, by reason of the controlling party of the Bank being liable to be considered as having a personal interest in the approval, and accordingly will be brought for approval of the Meeting by way of separate resolution, as will be set forth below.

3. Liability insurance for the directors and office holders of the Bank:

3.1 Ratification of the terms of the directors' and office holders' liability insurance, for all of the directors and office holders in office at the Bank, including the external directors and including Mr. Imri Tov (whose appointment as an external director is subject to the approval of the General Meeting as provided in Item 1 on the agenda of the Meeting) and also including the director Mrs. Iris Dror, commencing from the date of her appointment to the Board of Directors on 16th November, 2008. The aforesaid insurance was renewed on 1st June, 2008 and will expire on 31st May, 2009 (hereinafter: **"the Existing Policy"**). The terms of the Existing Policy conform to the approval given in the past by the General Meeting. According to the Existing Policy, the total amount covered is 260 million Dollars and the total premium is about 2,030 thousand Dollars. Further particulars of the Existing Policy are set forth in Item 3 of the detailed proposed resolutions to be presented to the Meeting.

3.2 Approval that the insurance granted to the directors and the office holders in office at the Bank according to the Existing Policy will also secure all of the directors and office holders who may be in office at the Bank from time to time in the future.

3.3 After the expiry of the Existing Policy the Bank will purchase a policy or policies for insuring directors' and office holders' liability, which will grant coverage to all of the directors (including the external directors) and to all of the office holders who may hold office at the Bank from time to time at the time of purchase and/or at any time thereafter. The purchase of the policy, or the policies, as aforesaid, may be effected by way of renewal and/or extending the validity of the Existing Policy and/or any other policies which may be issued in the future and/or purchasing additional and/or other policies; and all of the foregoing in such a manner that the insurance coverage which shall be granted to the directors and the office holders of the Bank in office at any time shall not be less than the insurance coverage under the Existing Policy and subject to the following cumulative conditions: (1) The insurance coverage under the aforesaid policy or policies are for such period or periods which in total will not exceed five years from the expiry of the Existing Policy, namely until 31st May, 2014; and (2) The overall coverage which shall be in force at any time under the aforesaid policy or policies will not exceed 400 million Dollars, per claim and in total, and the annual premium will not exceed 5 million Dollars.

3.4 The resolutions set forth in Clauses 3.1, 3.2 and 3.3 shall be brought for approval *en bloc* consisting of one resolution requiring approval by a simple majority, except for the resolutions set forth in Clauses 3.1 and 3.3, in so far as they pertain to the provision of the insurance coverage for the director

Mrs. Iris Dror, which requires approval by a special majority, by reason of the controlling party of the Bank being liable to be considered as having personal interest in the approval, and accordingly will be brought for approval of the Meeting by way of a separate resolution, as will be set forth below.

B. Controlling Parties With a Personal Interest in the Engagements on the Agenda and the Nature of Their Interest:

Arison Holdings (1998) Ltd., the controlling party of the Company (**"Arison Holdings"**), is liable to be considered as having a personal interest in the engagements being brought for approval under Clauses 2 and 3 (in relation to the letter of indemnity to be provided to Mrs. Iris Dror and in relation to the engagement to grant a liability insurance policy to the director Mrs. Iris Dror), for the following reasons:

In relation to the engagement set forth in Item 2 on the agenda of the Meeting, the provision of the letter of indemnity to Mrs. Iris Dror will be brought in a separate resolution, as it is liable to be considered, for the sake of prudence, as an exceptional transaction of the Bank with another person and in which the controlling party of the Bank has a personal interest, for the following reason: According to the letters of indemnity issued by Arison Holdings to Mrs. Iris Dror, Arison Holdings undertook, *inter alia*, to indemnify her for any damages which she may incur by virtue of her being an office holder of Arison Holdings and/or of any company controlled (according to the definition of the term "control" in the Securities Law, 5728-1968), directly or indirectly, by Arison Holdings. According to the aforesaid letter of indemnity issued by Arison Holdings, in the event that the aforesaid office holder actually receives any payments on the strength of any insurance policy or other indemnity agreement, Arison Holdings will not be duty bound to indemnify as aforesaid, except for damages for which no indemnification was received as aforesaid. In view of the foregoing, the provision of a letter of indemnity by the Bank (and likewise taking out insurance as provided in Item 3 on the agenda of the Meeting) to the aforesaid office holder, is liable to reduce the indemnification which Arison Holdings may be required to indemnify the aforesaid office holder, and accordingly, for the sake of prudence, it is liable to have a personal interest in the engagement.

In relation to the engagement to grant insurance to the director Mrs. Iris Dror which is set forth in Item 3 on the agenda of the Meeting, this engagement, for the sake of prudence, is liable to be considered as an exceptional transaction of the Company with another person and in which the controlling party of the Company has a personal interest, since Mrs. Iris Dror, by virtue of her being an office holder of Arison Holdings and/or of any company controlled by Arison Holdings as clarified above, is insured under the policy and for the same reason as aforesaid in relation to the personal interest in receiving a letter of indemnity. Taking out insurance which also covers the aforesaid office holder, is liable to reduce the amounts of

indemnification which Arison Holdings is liable to be required to pay on the strength of the letter of indemnity issued by it, as aforesaid.

C. Names of the Directors who Have a Personal Interest in the Engagements on the Agenda Being Brought for Approval as a Transaction of Controlling Parties and the Nature of Their Interest:

In relation to the engagement concerning the liability insurance for directors and office holders (Item 3 on the agenda of the Meeting), all of the directors have a personal interest since they too will be entitled to insurance. In relation to the engagement concerning the indemnity (Item 2 on the agenda of the Meeting), all of the directors have a personal interest since they too have received the same letters of indemnity.

D. The Majority Required for Approving the Resolutions

The majority required for approving the resolution set forth in Item 1 on the agenda of the Meeting for the appointment of the external director Mr. Imri Tov, is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Company.

The majority required for approving the resolution on the subjects set forth in Items 2 and 3 (including all sub-paragraphs thereof) on the agenda of the Meeting (except for the granting of a letter of indemnity to Mrs. Iris Dror as set forth in Item 2 on the agenda of the Meeting and except for the engagement to confer liability insurance upon the director Mrs. Iris Dror as set forth in Items 3.1 and 3.3 on the agenda of the Meeting), is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining).

The majority required for approving the resolutions on the subjects set forth in Item 2 on the agenda of the Meeting in relation to granting a letter of indemnity to Mrs. Iris Dror and in Items 3.1 and 3.3 on the agenda of the Meeting in relation to the engagement to grant liability insurance to the director Mrs. Iris Dror is a simple majority of the votes of the shareholders participating in the poll, (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who have no personal interest in the approval of the resolutions, who participate in the poll; when counting all of the votes of all of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of votes of those against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Company.

E. Further Particulars

The date for determining the entitlement to participate and vote at the Meeting pursuant to Section 182 (b) of the Companies Law is Thursday, 8th January, 2009 (**"the Determination Date")**. Any shareholder of the Company, who is entitled to participate and vote at the Meeting, may appoint a proxy to vote in his name. The letter of appointment and the proxy (if any), pursuant to which the letter of appointment was executed, shall be deposited at the Company's offices no less than forty-eight (48) hours prior to the time scheduled for the Meeting to commence. In addition, a shareholder may vote at the Meeting (on matters permitted by law) by means of a poll card. Voting in writing shall be done by means of Part Two of the poll card attached to the immediate report.

Please note that Section 34 (al) of the Banking (Licensing) Law, 5741-1981, provides as follows: "No person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a bank holding corporation, unless in accordance with a permit given by the Governor after consulting with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in his name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Accordingly, with respect to the election of the director (a matter set forth in Item 1 on the agenda of the Meeting), a proxy who is also a shareholder in the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, there is nothing to prevent the proxy from representing more than one shareholder.

If, after half an hour has passed from the time that was scheduled for the Meeting, at least two (2) shareholders, who hold or represent at least 25% of all the votes in the Company, are not present, in person or by proxy (a **"Quorum"**), then the Meeting shall be adjourned for one week and shall be held on Thursday, 12th February, 2009, at 10:00 a.m. [at the same time] and at the same place. If at the adjourned Meeting no Quorum is present after half an hour has passed from the time scheduled for the Meeting then the Meeting shall be held with any number of participants.

The poll card which can be used for voting (**"the Poll Card"**) and the position statements within their meaning as provided in Section 88 of the Companies Law, if there are any, can be reviewed on the Securities Authority's distribution site at http://www.magna.isa.gov.il (**"the Distribution Site"**) and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il . Voting in writing shall be done by means of Part Two of the Polling Card, as displayed on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Poll Card and the position statements. A member of the Stock Exchange shall send, free of charge, by electronic mail, a link to the text of the Poll Card and the position statements on the Distribution Site to each shareholder who is not registered in the

Register of Shareholders and whose shares are registered with this member of the Stock Exchange, if the shareholder has notified that he so wishes, provided that the notice was given with respect to a particular securities account and in good time prior to the Determination Date.

In accordance with the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting) Regulations, 5760-2000, a shareholder, in whose favour shares are registered with a member of the Stock Exchange, who wishes to vote at the Meeting, shall submit to the Company confirmation by that member of the Stock Exchange concerning his ownership of the shares on the Determination Date, as required under those Regulations. A shareholder, whose shares are registered with a member of Stock Exchange, is entitled to receive the confirmation of ownership from the member of the Stock Exchange through whom he holds his shares, at the branch of the member of the Stock Exchange or by mail to his address in return for payment of postage only, if he is so requests. Such a request shall be made in advance with reference to a particular securities account.

The Poll Card and the documents that are required to be attached thereto as specified therein, shall be delivered to the Company's offices (including by registered mail), together with a confirmation of ownership (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certificate of incorporation, as the case may be), within seventy-two (72) hours prior to the time scheduled for convening the Meeting, namely by Monday, 2nd February, 2009, at 10:00 a.m. For this purpose, the "Time of Delivery" is when the Poll Card and the attached documents reached the Company's offices.

The last time for delivering position statements to the Company is no more than ten (10) days after the Determination Date, namely no later than Sunday, 18th January, 2009, at 10:00 a.m.

The full text of the resolutions being presented for the approval of the General Meeting, the Bank's Memorandum and Articles of Association and the text of the letter of indemnity are open for inspection at the office of the Secretary of the Bank, 63-65Yehuda Halevy Street in Tel Aviv, during regular working hours, by prior arrangement.

Bank Hapoalim B.M.

Bank Hapoalim B.M.
31st December, 2008

To
The Securities Authority
Via Magna

To
The Tel Aviv Stock Exchange Ltd.
Via Magna

Ladies and Gentlemen

Re: **Bank Hapoalim B.M. ("the Company " or "the Bank") – Immediate Report Pursuant to the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 ("the Controlling Parties Regulations") and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 ("the Reports Regulations")**

Pursuant to the Controlling Parties Regulations and the Reports Regulations, an immediate report is filed herewith concerning the summoning of a Special General Meeting of the Company's shareholders (**"the Meeting"),** which is to be held on Thursday, 5th February, 2009 at 10:00 a.m. at the Company's offices at Levinstein Tower, 23 Menahem Begin Road, Tel Aviv (3rd Floor, Room 313), for the adoption of the resolutions on the agenda, as specified below.

A. On the Agenda of the Special General Meeting

1. Election of an external director

Election of Mr. Imri Tov as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter – "the Companies Law").

Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations in relation to a director whose appointment is brought for approval:

a) Name: Imri Tov;
b) Identity Card Number: 005018155;
c) Date of Birth: 24th November, 1939;
d) Address for service of legal process: 3 Adam Hacohen, Tel Aviv;
e) Nationality: Israeli;
f) Member of the Committees Listed Below of the Board of Directors: Yet to be determined;
g) Has accounting and financial expertise having regard to his education and his pursuits, as set forth below;

h) Is not an employee of the Bank, a subsidiary or connected company of the Bank or of an interested party in the Bank;
i) Will act as a director of Bank from the date of his appointment by the Meeting;
j) (1) His education: M.A. – Economics and Business Administration – the Hebrew University in Jerusalem; B.A. – Economics and Political Sciences – the Hebrew University in Jerusalem;
   (2) His pursuits during the last five years and a list of the corporations in which he served or serves as a director:

   2000 – to the present day – member of the Board of Directors of M.T.A. Holdings Ltd;
   2006 – to the present day – external director on the Board of Directors of Shufersal Ltd;
   2006-2008 – director and member of the Investments Committee of the State Employed Doctors' Provident Fund;
   2007 – to the present day – director on the Board of Directors of ICG, a company for green energy;
   2007 – to the present day – external director on the Board of Directors of Amnat - Management and Systems Ltd.;
   2008 – to the present day – external director on the Board of Directors of Granit Hacarmel Ltd.;
   2000-2007 – fellow of the Centre for Strategic Studies, University of Tel Aviv;
   2000-2006 – external director on the Board of Directors of Bank Hapoalim B.M.;
   2000-2005 – director on the Board of Directors of Elisra Industries Ltd.;

k) Is not a member of the family of any other interested party in the Bank;
l) The Bank views the director as having accounting and financial expertise with respect to meeting the minimum number set by the Board of Directors pursuant to Section 92(a) (12) of the Companies Law.

The appointment of the candidate for the office of external director under the Companies Law, Mr. Imri Tov, is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes

of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Bank.

2. **Indemnity Undertaking**

After having obtained therefor the approval of the Audit Committee on 29th December, 2008 and the Board of Directors of the Company on 30th December, 2008, it is proposed to approve the engagement of the Bank according to which it will give an undertaking in advance to indemnify directors of the Bank, as set forth below:

Mr. Imri Tov, whose appointment is subject to the approval of the General Meeting as set forth in Item 1 on the agenda of the Meeting, Mrs. Iris Dror, who was appointed as a director of the Bank on 16th November, 2008, for the whole period of her office commencing from the date of her appointment as aforesaid (the controlling party of the Bank is liable to be considered as having a personal interest in the provision of indemnity for Mrs. Iris Dror) as well as all the directors, including the external directors, who may hold office at the Bank from time to time in the future. The letters of indemnity for all of the aforesaid directors shall be in the form attached as Annex A of the immediate report. This form is identical to the letters of indemnity issued in the past to all of the directors presently in office at the Bank as approved by the competent organs of the Bank, including the General Meeting.

The engagement to provide indemnity for all of the directors (except for Mrs. Iris Dror) requires approval by a simple majority of the General Meeting, whereas providing the indemnity for Mrs. Iris Dror requires approval by a special majority, by reason of the controlling party of the Bank being liable to be considered as having a personal interest in the approval, as will be explained below, and accordingly, the indemnity undertaking, as aforesaid, will be presented for the approval of the Meeting in two separate resolutions: (a) indemnity for the external director Mr. Imri Tov and for all of the directors of the Bank whoever they may be from time to time, and – (b) Indemnity for Mrs. Iris Dror.

The provision of the letter of indemnity to Mrs. Iris Dror will be brought in a separate resolution, as it is liable to be considered, for the sake of prudence, as an exceptional transaction of the Bank with another person and in which the controlling party of the Bank has a personal interest, for the following reason: According to the letters of indemnity issued by Arison Holdings (1998) Ltd., the controlling party of the Bank (hereinafter – "Arison Holdings") to Mrs. Iris Dror, Arison Holdings undertook, *inter alia*, to indemnify her for any damages which she may incur by virtue of her being an office holder of Arison Holdings and/or of any company controlled (according to the definition of the term "control" in the Securities Law, 5728-1968), directly or indirectly, by Arison Holdings. According to the aforesaid letter of indemnity issued by Arison Holdings, in the

event that the aforesaid office holder actually receives any payments on the strength of any insurance policy or other indemnity agreement, Arison Holdings will not be duty bound to indemnify as aforesaid, except for damages for which no indemnification was received as aforesaid. In view of the foregoing, the provision of a letter of indemnity by the Bank (and likewise taking out insurance as provided in Item 3 on the agenda of the Meeting) to the aforesaid office holder, is liable to reduce the indemnification which Arison Holdings may be required to indemnify the aforesaid office holder, and accordingly, for the sake of prudence, it is liable to have a personal interest in the engagement.

The Required Majority: In relation to the provision of a letter of indemnity to the external director Mr. Irmi Tov and to all the directors of the Bank and as they may be from time to time, is – a simple majority; in relation to Mrs. Iris Dror – it is – the majority required for controlling party transactions.

3. **Insurance**

After having obtained therefor the approval of the Audit Committee on 29th December, 2008, it is proposed as follows:

3.1 To ratify the terms of the directors' and office holders' liability insurance to be granted to all of the directors and office holders in office at the Bank, including the external directors and including Mr. Imri Tov (whose appointment as an external director is subject to the approval of the General Meeting as provided in Item 1 on the agenda) and also including the director Mrs. Iris Dror, commencing from the date of her appointment to the Board of Directors on 16th November, 2008. The aforesaid insurance was renewed on 1st June, 2008 and will expire on 31st May, 2009 (hereinafter: **"the Existing Policy"**). The terms of the Existing Policy conform to the approval given in the past by the General Meeting. According to the Existing Policy, the total amount covered is 260 million Dollars and the total premium is about 2,030 thousand Dollars. Further particulars of the Existing Policy are set forth below:

	Directors' and Office Holders' Insurance Policy
Commencement Date of the Insurance	1.6.2008
Coverage Amount (in millions of Dollars)	260
Premium (in thousands of Dollars)	2,030
The Insurance Is Valid Until	31.5.2009
Deductible for a Director and Office Holders	0
Deductible for the Company (in thousands of Dollars) except USA and Canada	200
Deductible for the Company in the USA and Canada (in thousands of Dollars)	375
Deductible for an SEC claim lodged in the USA or Canada in connection with the ADR Level 1 Program (in thousands of Dollars)	500

3.2 Approval that the insurance granted to the directors and the office holders in office at the Bank according to the Existing Policy will also secure all of the directors and office holders who may be in office at the Bank from time to time in the future.

3.3 After the expiry of the Existing Policy the Bank will purchase a policy or policies for insuring directors' and office holders' liability, which will grant coverage to all of the directors (including the external directors) and to all of the office holders who may hold office at the Bank from time to time at the time of purchase and/or at any time thereafter. The purchase of the policy, or the policies, as aforesaid, may be effected by way of renewal and/or extending the validity of the Existing Policy and/or any other policies which may be issued in the future and/or purchasing additional and/or other policies; and all of the foregoing in such a manner that the insurance coverage which shall be granted to the directors and the office holders of the Bank in office at any time shall not be less than the insurance coverage under the Existing Policy and subject to the following cumulative conditions: (1) The insurance coverage under the aforesaid policy or policies is for such period or periods which in total will not exceed five years from the expiry of the Existing Policy, namely until 31st May, 2014; and (2) The overall coverage which shall be in force at any time under the aforesaid policy or policies shall not exceed 400 million Dollars, per claim and in total, and the annual premium shall not exceed 5 million Dollars.

3.4 The resolutions set forth in Clauses 3.3.1, 3.3.2 and 3.3.3 shall be brought for approval en bloc consisting of one resolution requiring approval by a simple majority, except on the subject of providing insurance coverage for the director Mrs. Iris Dror which will be brought for approval by separate resolution which requires a special majority as set forth below.

The Required Majority: For the sake of prudence, the insurance, as aforesaid, is liable to be considered as an exceptional transaction of the Bank with another person and in which the party in control of the Bank has a personal interest, since Mrs. Iris Dror, as an office holder in the Arison group, is insured under the aforesaid insurance policy. In the past a letter of indemnity was issued to Mrs. Iris Dror by Arison Holdings, and taking out insurance by the Bank is liable to reduce the amounts of indemnification which Arison Holdings may be required to pay to Mrs. Iris Dror, as set forth above in relation to Item 3 on the agenda. Accordingly, and for the sake of prudence, the majority required for this resolution is the majority required for controlling party transactions.

For the sake of convenience, all of the further particulars required in accordance with the Controlling Parties Regulations in relation to the engagements mentioned in Items 2 and 3 on the agenda of the Meeting are brought *en bloc* in Chapter B of the report.

B. Further Particulars in relation to the Engagements Mentioned in Clauses 2 and 3 of Chapter A of the Report

1. As aforesaid, the Meeting's agenda will also include engagements which constitute engagements in which the controlling party of the Company has a personal interest. These engagements are: (a) Indemnification for Mrs. Iris Dror; and (b) The engagement with respect to the insurance policy (in this Chapter B, jointly - "**the Engagements**").
   Following are further particulars required in connection with the Engagements, in accordance with the Controlling Parties Regulations.

2. Names of controlling parties of the Company who have a personal interest in the Engagements and the nature of their personal interest, a statement of the rights conferring upon them control of the Company, and the holdings of material shareholders thereof
   2.1 The controlling party of the Company, Arison Holdings (1998) Ltd. ("**Arison Holdings**"), has a personal interest in the said Engagements as specified in Chapter A of the Report.
   2.2 Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings, which holds 20.01% of the Bank's shares. In addition, Eternity Holdings One Trust holds 23.07% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.75% of the Bank's shares.
   Eternity Four-A Trust holds 53.86% of the shares of Arison Holdings. Eternity Four-A Trust also holds 53.86% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.75% of the Bank's shares.
   Ms. Shari Arison is the main beneficiary of Eternity Holdings One Trust and of Eternity Four-A Trust.
   Nickel 97-A Trust holds 23.07% of the shares of Arison Holdings, which holds 20.01% of the Bank's shares.
   Nickel 97-A Trust also holds 23.07% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.75% of the Bank's shares. Mr. Micky Arison, Ms. Shari Arison's brother, is the main beneficiary of Nickel 97-A Trust.

3. Required approvals
   The Engagements are subject to the approval of the Company's Audit Committee and Board of Directors and the approval of the Company's Special General Meeting by the majority required for controlling parties transactions.

The approval of the Audit Committee was obtained on 29th December, 2008 and the approval of the Board of Directors was obtained on 30th December, 2008.

4. A statement of engagements of the type of the Engagements on the agenda or engagements similar thereto between the Company and the controlling party or in which the controlling party had personal interest, which were concluded in the last two years or which are still in effect

4.1 With respect to the engagement pertaining to the indemnification – on 20th March, 2008 the General Meeting approved the Bank's engagement, according to which the Bank shall provide a prior undertaking to indemnify the following directors: Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler, as well as the directors Mrs. Efrat Peled and Nir Zichlinskey, office holders of Arison Holdings (1998) Ltd., the controlling party of the Company, in the form of the indemnity letter that is attached as **Annex "A"** hereto (the "**Indemnity Letter**" and the "**Indemnity Undertaking**"). The form of the indemnity letter is in accordance with the form of the indemnity letters that were provided in the past to the other directors who hold office in the Company, (including directors who are controlling parties or with respect to whom the controlling parties have a personal interest in granting to them the Indemnity Letter), and which were approved in the past by the competent organs of the Company, including the General Meeting, and including the adjustment of the undertaking of the Bank to indemnify office holders who are directors of the Bank (including directors who are controlling parties of the Bank), to the provisions of the Companies Law – (after Amendment No.3), and which was approved by the Meeting on 10th November, 2005.

For further details see the immediate report on convening an annual meeting which the Company released on 13th February, 2008 and the immediate report on the results of the meeting which the Company released on 20th March, 2008.

4.2 With respect to the engagement pertaining to insurance – on 20th March, 2008 the General Meeting of the Company approved to take out liability insurance for directors and office holders, including for the directors Messrs. Efrat Peled, Nir Zichlinskey, Irit Izakson, as to whom the controlling party of Company, Arison Holdings, has a personal interest in granting the insurance to those directors.

The General Meeting of 20th March, 2008 approved the terms of the liability insurance for directors and office holders, which was renewed on 1st June 2007 until 31st May, 2008 ("**the Existing Policy**"). The General Meeting also approved the purchase of additional insurance policy/ies for insuring directors' and office holders' liability after the expiry of the Existing Policy, which are to be purchased including by way of further extensions or renewal of the Existing Policy and/or by means of purchasing another policy, with an insurance coverage of not less than the existing one and on the cumulative

terms set forth in the immediate report which was released by the Company on 13th February, 2008.

For further particulars regarding the granting of liability insurance to directors and to office holders of the Bank see the immediate report on convening an annual meeting which the Company released on 13th February, 2008 and the immediate report on the results of the meeting which the Company released on 20th March, 2008.

5. The names of the directors who participated in the approval of the Engagements

5.1 The discussion by the Company's Board of Directors which took place on 30th December, 2008 for the approval of the Engagements regarding the indemnity and the insurance, was attended by: Dan Dankner, Efrat Peled, Yair Orgler (an external director in accordance with the Proper Conduct of Banking Business Directive of the Bank of Israel – 301 (hereinafter – **"Directive 301")**, Irit Izakson, Mali Baron (an external director in accordance with Directive 301), Pnina Dvorin, Nira Dror (external director), Nir Zichlinskey, Ronen Israel (external director in accordance with Directive 301), Leslie Littner (external director in accordance with Directive 301), Jay Pomrenze, Moshe Koren and Oded Sarig (external director in accordance with Directive 301).

5.2 The discussion by the Company's Audit Committee which took place on 29th December, 2008 for the approval of the Engagements regarding the engagement pertaining to the indemnity and the insurance, was attended by: Nira Dror (external director), Yair Orgler (external director in accordance with Directive 301), and Leslie Littner (external director in accordance with Directive 301).

6. The names of the directors who have a personal interest in the Engagements and the nature of their interest

With respect to the engagement regarding the granting of liability insurance to directors and office holders – all of the directors have a personal interest in relation to the insurance since they too will be and are entitled to the insurance. With respect to the engagement regarding the indemnity, all of the directors in office at the Bank have a personal interest since they too will be and are entitled to receive indemnification in accordance with the Indemnity Letters.

7. The Audit Committee's and Board of Directors' reasons for approving the Engagements

With respect to the insurance, the Audit Committee and the Board of Directors noted in their reasons that providing insurance to office holders is usual, and that the insurance coverage that will be given to Mrs. Iris Dror is identical to the insurance coverage that will be given by the Bank to the other directors of the

Company. With respect to the indemnity, the Audit Committee and the Board of Directors noted in their reasons that giving indemnity to office holders is usual, and that the indemnity that will be given to Mrs. Iris Dror is identical to the indemnity that was given in the past to the other directors holding office in the Company, including to directors as whom the controlling party has a personal interest in granting to them an Indemnity Letter, as aforesaid herein, and as was given and may be given by the Bank to all of the directors in office at the Bank at any time, as aforesaid herein.

8. The manner in which the consideration was determined
   The consideration for the insurance policy was determined in negotiations between the Bank and the insurance company.

9. The authority of the Securities Authority
   In accordance with the Controlling Parties Regulations, within twenty- one days from the date of filing of this Immediate Report, the Securities Authority (the "**ISA**") or an employee authorized by it in that regard is authorized to order the Company to give, within the time to be determined therefor, an explanation, specification, information and documents in connection with any engagement, and to order the Company to amend the Report in such manner and at such time as it shall determine. In the event that an instruction to amend the Report as aforesaid shall have been given, the ISA is entitled to order an adjournment of the Meeting as set forth in the Controlling Parties Regulations. The Company will file an amendment according to such instruction in the manner set forth in the Controlling Parties Regulations, and all unless the ISA shall have ordered otherwise. If an instruction shall have been given regarding an adjournment for convening the General Meeting, the Company shall let it be known in an immediate report that such instruction has been given.

C. The Required Majority, Entitlement to Vote and Further Particulars:

1. The date for determining the entitlement to participate and vote at the Meeting pursuant to Section 182 (b) of the Companies Law is Thursday, 8th January, 2009 (**"the Determination Date")**. Any shareholder of the Company, who is entitled to participate and vote at the Meeting, may appoint a proxy to vote in his name. The letter of appointment and the proxy (if any), pursuant to which the letter of appointment was executed, shall be deposited at the Company's offices no less than forty-eight (48) hours prior to the time scheduled for the Meeting to commence. In addition, a shareholder may vote at the Meeting (on matters permitted by law) by means of a poll card. Voting in writing shall be done by means of Part Two of the poll card attached to this report.

   Please note that Section 34 (a1) of the Banking (Licensing) Law, 5741-1981, provides as follows: "No person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a bank holding corporation, unless in accordance with a permit given by the

Governor after consulting with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in his name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Accordingly, with respect to the election of the directors (Item No. 2 on the agenda of the General Meeting), a proxy who is also a shareholder in the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, there is nothing to prevent the proxy from representing more than one shareholder.

2. If, after half an hour has passed from the time that was scheduled for the Meeting, at least two (2) shareholders, who hold or represent at least 25% of all the votes in the Company, are not present, in person or by proxy (a **"Quorum"**), then the Meeting shall be adjourned for one week and shall be held on Thursday, 12th February, 2009, at 10:00 a.m. at the same time and at the same place. If at the adjourned Meeting no Quorum is present after half an hour has passed from the time scheduled for the Meeting then the Meeting shall be held with any number of participants.

3. The poll card which can be used for voting ("**the Poll Card**") and the position statements within their meaning as provided in Section 88 of the Companies Law, if there are any, can be reviewed on the Securities Authority's distribution site at http://www.magna.isa.gov.il ("**the Distribution Site**") and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il .

4. Voting in writing shall be done by means of Part Two of the Poll Card, as displayed on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Poll Card and the position statements. A member of the Stock Exchange shall send, free of charge, by electronic mail, a link to the text of the Poll Card and the position statements on the Distribution Site to each shareholder who is not registered in the Register of Shareholders and whose shares are registered with this member of the Stock Exchange, if the shareholder has notified that he so wishes, provided that the notice was given with respect to a particular securities account and in good time prior to the Determination Date.

   In accordance with the Companies (Proof of Ownership of a Share for the Purpose of Voting at General Meeting) Regulations, 5760-2000, a shareholder, in whose favour shares are registered with a member of the Stock Exchange, who wishes to vote at the Meeting, shall submit to the Company confirmation by that member of the Stock Exchange concerning his ownership of the shares on the Determination Date, as required under those Regulations. A shareholder, whose shares are registered with a member of Stock Exchange, is entitled to receive the confirmation of ownership from the member of the Stock Exchange through whom he holds his shares, at the branch of the member of the Stock

Exchange or by mail to his address in return for payment of postage only, if he is so requests. Such a request shall be made in advance with reference to a particular securities account.

The Poll Card and the documents that are required to be attached thereto as specified therein, shall be delivered to the Company's offices (including by registered mail), together with a confirmation of ownership (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certificate of incorporation, as the case may be), within seventy-two (72) hours prior to the time scheduled for convening the Meeting, namely by Monday, 2nd February, 2009, at 10:00 a.m. For this purpose, the "Time of Delivery" is when the Poll Card and the attached documents reached the Company's offices.

The last time for delivering position statements to the Company is no more than ten (10) days after the Determination Date, namely no later than Sunday, 18th January, 2009, at 10:00 a.m.

5. The full text of the resolutions being presented for the approval of the General Meeting, the Bank's Memorandum and Articles of Association and the text of the Indemnity Letter are open for inspection at the office of the Secretary of the Bank, 63-65Yehuda Halevy Street in Tel Aviv, during regular working hours, by prior arrangement by phoning 03-5673800, commencing from the date of publication of the notice regarding the convening of the Special General Meeting in the daily newspapers as required by law.

6. The representative of the Company for dealing with this immediate report is Adv. Ilan Mazur, the Chief Legal Advisor of the Bank, of 63-65Yehuda Halevy St., in Tel-Aviv, Telephone (03) 567 3225, Facsimile (03) 567 3343.

Bank Hapoalim B.M.

The Names of the Signatories and Their Titles:
Ilan Mazur, Adv., Chief Legal Adviser
Yoram Weissbrer, Secretary of the Bank

cc: **Bank of Israel** – 20 Yavneh St., Tel-Aviv
Registrar of Companies – 97 Jaffa Road, Jerusalem

<u>**Annex "A"**</u>

Date: ____________

To:

____

Dear Sir/Madam,

<u>Letter of Indemnification</u>

The Bank hereby irrevocably undertakes:

1. To indemnify you for any liability or expense as specified in Sections 2.1 and 2.2 below, which shall be imposed on you and/or which you will bear, due to acts performed by you in your capacity as an officer of the Bank (including acts preceding the date of this letter of indemnification), which are directly or indirect associated with one or more of the types of events or any part thereof or anything related thereto, as specified in Schedule A hereto, which constitutes an integral part hereof (the "Schedule"), provided that the amount of the indemnification by virtue of this letter of indemnification shall not exceed the amount specified in Sections 4.1 and 4.2 below.

2. The indemnification undertaking as stated in Section 1 above, shall apply due to any liability or expense which is lawfully indemnifiable, as follows:

   2.1 Any monetary liability imposed on you in favor of another person pursuant to a judgment, including a judgment issued in a settlement or an arbitration award that was approved by the court.

   2.2 Reasonable litigation expenses, including attorney's fees, which you incurred or which were charged to you by a court, in a proceeding initiated against you by the Bank or on its behalf or by another person, or in a criminal indictment from which you will be acquitted or a criminal indictment in which you will be convicted of a criminal offense requiring no proof of general intent.

   2.3 Reasonable litigation expenses, including attorney's fees, incurred by you due to an investigation or a proceeding conducted against you by an authority authorized to conduct the investigation or the proceeding, and which ended without the filing of an indictment against you and without a monetary liability being imposed on you as an alternative to a criminal proceeding, or having ended without the filing of an indictment against you but with the imposition of a monetary liability as an alternative to a criminal proceeding, in an offense requiring no proof of general intent.

   "A proceeding ending without the filing of an indictment in a matter in which a criminal investigation was launched", means the closing of the case pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection – the Criminal Procedure Law), or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;

"Monetary liability as an alternative to a criminal proceeding" – A monetary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for an offense determined as an infraction pursuant to the provisions of the Criminal Procedure Law, a monetary penalty or a fine.

3. It is clarified that the provisions of Section 1 shall apply also due to a liability or expense as specified in Sections 2.1, 2.2 and 2.3 above, which shall have been imposed on you due to act performed by you by virtue of:

3.1 Your holding office on behalf of the Bank in an authorized organ in any corporation other than the Bank (the "Other Corporation").

3.2 Your appointment on behalf of the Bank to any position in the Other Corporation.

3.3 For the avoidance of doubt, it is hereby clarified that for purposes of this Section 3, holding office and/or an appointment on behalf of the Bank shall mean holding office and/or an appointment as aforesaid pursuant to the decision of the Bank's management and/or the Bank's Board of Directors.

4. 4.1 The amount of the indemnification which the Bank shall pay pursuant to this letter due to any certain event (in addition to amounts which shall be received from an insurance company, if any, in the context of insurance purchased by the Bank and/or amounts to be received, if any, in the context of indemnification from any person other than the Bank), to all of the Bank's officers, in the aggregate, pursuant to this letter of indemnification, due to one or more of the types of events specified in the Schedule, shall not exceed 25% (twenty five percent) of the Bank's equity according to its latest financial statements published before the date of actual indemnification (the "Maximum Indemnification Amount").

4.2 Within the framework of the Maximum Indemnification Amount and subject to the provisions of this letter, you shall be entitled to full payment of any and all liabilities and litigation expenses as stated in Section 2 above, which shall be imposed on you and/or which you will bear as provided in this letter.

4.3 If and insofar as the sum total of all indemnification amounts which the Bank will be required to pay due to a certain event, shall exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount yet unpaid by the Bank (as being at that time), the Maximum Indemnification Amount or, as the case may be, the balance thereof, shall be divided among the officers who will be entitled to indemnification, such that the indemnification amount which each one of the officers shall actually receive will be calculated according to the ratio between the amount of indemnification which would be due to each one of the officers but for the Maximum

Indemnification Amount restriction, and the amount of indemnification which would be due to all of the said officers, in the aggregate, due to the said event, but for the Maximum Indemnification Amount restriction.

5. Upon the occurrence of an event due to which you may be entitled to indemnification in accordance with the provisions of this letter of indemnification, the Bank shall, from time to time, provide you with the moneys required to cover the expenses and various other payments involved in the handling of such legal proceeding, including investigation proceedings, such that you will not be required to pay or finance the same yourself, and all subject to the terms and provisions set forth in this letter of indemnification.

6. Without derogating from the aforesaid, the letter of indemnification shall be subject to the following conditions:

 6.1 To the extent possible, you will notify the Bank of any legal proceeding which will be instituted against you or of any warning in writing or threat in writing that such proceeding will be instituted against you in connection with any event due to which the indemnification may apply, at the appropriate speed after first learning thereof, and you shall forward to the Bank or to whomever the Bank shall notify you, any document to be delivered to you in connection with such proceeding; and all in circumstances in which you are aware that the Bank is not a party to such legal proceeding or, as the case may be, is not cc'ed as an addressee in such warning or threat.

 6.2 The Bank shall be entitled to assume the handling of your defense against such legal proceeding and/or to entrust such handling to any attorney the Bank shall choose for this purpose. The Bank and/or such attorney will act in the context of such handling to bring the said proceeding to an end, will provide you with current reports on the progress of the proceeding and will consult with you in connection with the management thereof.

 Where, in your opinion or in the attorney's opinion, a fear of a conflict of interests between you and the Bank shall be created and/or representation by the attorney shall be required in a criminal proceeding which shall have been filed against you and/or if your objection to the attorney appointed by the Bank shall be based on other reasonable grounds, you shall inform the Bank thereof, and will be entitled to retain an attorney on your behalf, and the provisions of this letter of indemnification shall apply to the expenses you will incur due to such appointment.

 Insofar as the Bank and/or you may be entitled to indemnification in the context of the officers' insurance, in connection with the proceeding, the appointment of the attorney as aforesaid will be made in consideration of the insurer's right to determine the identity of the attorney who will represent you in the proceeding, and of the Bank's duties in this respect pursuant to such insurance, particularly if

according to the terms of the insurance, the insurer is entitled to determine the identity of the attorney who will represent you in the proceeding, such that otherwise the insurer may be able to release itself from its indemnification undertaking or reduce the same. In any event, the Bank will use its best efforts, within the framework of the terms of the insurance and subject thereto, to influence the choice of the attorney in accordance with your wishes.

The Bank will not agree to make a settlement, as a result of which you will be required to pay amounts for which you will not be indemnified pursuant to this letter of indemnification, nor will be paid in the context of insurance purchased by the Bank, other than with your prior written consent, nor will the Bank agree to make a settlement if, in the context thereof, you will be convicted of a criminal offense, other than with your prior written consent. In addition, in the event that the Bank shall choose to resolve disputes by way of arbitration, it shall be entitled to do so provided that your prior written consent thereto is given, which consent you will not unreasonably withhold. At the Bank's request, you will sign any document authorizing any attorney as aforesaid to handle your defense in the said proceeding on your behalf and to represent you in anything related thereto, in accordance with the aforesaid.

If the Bank will not have informed you within 14 days from the date of receipt of the notice or of the Bank's learning as stated in Section 6.1 above, that it is assuming the handling of your defense you will be entitled to appoint an attorney on your behalf and all of the provisions of this letter of indemnification will apply accordingly.

You shall cooperate with the Bank and/or with any attorney as aforesaid in any manner reasonably required of you by either of them in the context of their handling in connection with such legal proceeding, provided that the Bank shall arrange to cover all of your expenses involved therein, such that you will not be required to pay or finance the same yourself, and all subject to the provisions of Section 4 above.

6.3 Regardless of whether or not the Bank shall act as specified in Section 6.2 above, the Bank will arrange to cover the liabilities and expenses set forth in Section 2 above, such that you will not be required to pay or finance the same yourself, without thereby derogating from the indemnification assured to you pursuant to the provisions of this letter of indemnification, and all subject to the provisions of Section 4 above.

6.4 The indemnification in connection with any legal proceeding against you, as provided in this letter of indemnification, will not apply to any amount that shall be due from you following a settlement or arbitration, unless the Bank shall have agreed in writing to such settlement or to the holding of such arbitration, as the case may be. The Bank will not unreasonably refuse such settlement or the holding of such arbitration, as the case may be.

6.5 The Bank will not be required to pay, pursuant to this letter of indemnification, monies that shall have actually been paid to you or for you or in your stead in the context of insurance purchased by the Bank or any indemnification undertaking by any person other than the Bank. The aforesaid does not prejudice your right to receive indemnification from the Bank for monies which you will be entitled to receive from another person as aforesaid, but which shall not have actually been paid to you or for you or in your stead prior to the date on which you will ask the Bank to make any payment by virtue of this letter of indemnification.

6.6 For the avoidance of doubt it is clarified that the amount of the indemnification pursuant to this letter of indemnification will apply over and above, and in addition to the amount to be paid (if any) in the context of such insurance and/or indemnification.

6.7 Upon your request for the making of a payment in connection with any event pursuant to this letter of indemnification, the Bank will take any and all acts required by law for payment thereof within 7 days from the date on which it is so required, and shall also act for the arrangement of any approval required in connection therewith, if any. If any approval shall be required as aforesaid for any such payment, and such payment shall not be approved in accordance therewith for any reason whatsoever, such payment or any part thereof which shall not have been approved as aforesaid will be subject to approval by the court and the Bank will act to obtain the same.

6.8 In the event that the Bank will pay you or in your stead any amounts in the context of this letter of indemnification in connection with a legal proceeding, following which it shall transpire that you are not entitled to indemnification from the Bank for such amounts, for the reasons described below, the following provisions shall apply:

6.8.1 In the event that it shall be determined in the legal proceeding that you breached your fiduciary duty to the Bank and/or will be convicted of a criminal charge in which general intent shall have been proven, you will be required to repay the said amounts to the Bank upon being required in writing to do so and according to a payment schedule to be determined by the Bank.

6.8.2 In the event that it shall transpire that you are not entitled to indemnification from the Bank for other reasons, other than those specified in Section 6.8.1 above, you will be required to repay the said amounts to the Bank, other than amounts for out-of-pocket expenses incurred by you, by way of assignment to the Bank of your rights for reimbursement of the said amounts or, as the case may be, by way of actual reimbursement thereof to the Bank, according to a payment schedule to be determined by the Bank.

7. The Bank's undertakings pursuant to this letter of indemnification will be available to you, or as the case may be, to (Heaven forbid) your estate, also after termination of your office as an officer of the Bank, or your office (including your appointment) as provided in Section 3 above in the Other Corporation, provided that the acts for which indemnification will be given shall have been performed during your term of office as an officer of the Bank and/or your office, or appointment, in the Other Corporation.

8. In this letter of indemnification –

"Officer" within the meaning thereof in the Companies Law, 5759-1999 (the "Companies Law").

"Act" (or any other derivative thereof)

including a decision and/or an omission, and including an act (as defined herein) before the date of this letter of indemnification during your term of office as an officer of the Bank and/or your office and/or appointment on behalf of the Bank in the Other Corporation.

Everything stated in the masculine also imports the feminine.

9. The Bank's undertakings pursuant to this letter of indemnification shall be interpreted broadly and in a manner aimed at fulfillment thereof, to the extent permitted by law, for the purpose for which they were intended. In any event of discrepancy between any provision of this letter of indemnification and a mandatory provision of law which cannot be modified or added to, such provision of law shall prevail, although the other provisions of this letter of indemnification and the effect thereof shall not thereby be prejudiced.

10. The indemnification undertaking according to this letter is independent and is intended to add to, and not to derogate from, any right you will have in the context of the Bank's officer insurance.

11. V.A.T. shall be added, if and to the extent required, to any payment pursuant to this letter of indemnification.

12. The Bank's undertakings pursuant to this letter of indemnification cannot be revoked and/or modified by the Bank, without obtaining your prior written consent thereto. However, this letter of undertaking does not limit or prevent the Bank from increasing the Maximum Indemnification Amount due to the indemnifiable events, either because the amounts of the insurance pursuant to the officers insurance policy shall be reduced, or because the Bank will be unable to obtain officers insurance to cover the events contemplated in this letter of indemnification under reasonable terms or for any other reason, provided that such decision shall be adopted in the manners set forth in the Companies Law. Without derogating from the aforesaid, if at any time after the issuance of this undertaking, the Bank will issue an undertaking to indemnify officers which benefits the officers over and above the provisions of this letter of indemnification ("Improved Letters of Indemnification"), the

terms and conditions of the Improved Letters of Indemnification shall apply to you as if included in this letter of indemnification from the outset.

This letter of indemnification is effective from January 1, 2002.

In witness whereof, the Bank has hereto set its hand, via authorized signatories who have been duly authorized therefor.

Bank Hapoalim B.M.
Headquarters

[signature] [signature]

I confirm receipt of this letter of indemnification and my consent to the conditions thereof, including Section 6.8 above.

Schedule A

Types of Events

1. A transaction (including an extraordinary transaction) or an act, including a transfer, sale, purchase or lease of assets or liabilities (including land, securities or rights) or the granting or receipt of a right in any one thereof and an act directly or indirectly involved in such transaction.

2. A securities issue including, but without derogating from the generality of the aforesaid, a public securities offering pursuant to a prospectus, a private placement or any other securities offering, by the Bank, a subsidiary or an affiliate, including tender offers, self purchase of securities by the Bank or a subsidiary or an affiliate.

3. The giving of information, representations, opinions, financial statements or notices to any competent authority (including the Registrar of Companies, the Securities Authority, the Supervisor of Banks, the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance and the tax authorities).

4. Acts in the context of legal proceedings by and/or against the Bank.

5. The giving of information, representations, reports, opinions or notices to any third party including pursuant to the Companies Law, the Securities Law including regulations promulgated thereunder or pursuant to rules or directives prevailing at the stock exchange in Israel and/or at stock exchanges overseas and/or pursuant to the instructions of the Supervisor of Banks.

6. The transfer of information that is required by law to companies holding an interest in the Bank.

7. A payment or payment demand which apply to the Bank by law.

8. An act in connection with the Bank's risk management (including insurance for all types of risks to which the Bank is exposed).

9. Acts in connection with the issuance and receipt of licenses and permits (including business licenses and licenses and approvals that are required for the Bank's business management).

10. Acts in connection with the distribution of dividends to the Bank's shareholders.

11. Investments by the Bank in securities issued by various bodies (including the State) and investments in other financial assets either in Israel or overseas.

12. An act and/or transaction deriving from or related to the holding of an office on behalf of the Bank in an authorized organ of any held corporation and/or an appointment on behalf of the Bank in the Other Corporation, including an act in connection with the exercise of voting rights in held corporations.

13. Breaches of laws such as the Banking Ordinance, the Restrictive Trade Practices Law, the Prohibition on Money Laundering Law, the Prohibition on Terror Financing Law, the Banking Law (Licensing), the Banking Law (Customer Service), the Joint Investments in Trust Law, the Privacy Protection Law, the Proper Conduct of Banking Business Regulations, the Regulation of the Practice of Investment Advice Law, the Consumer Protection Law.

14. Performance of an act in the context of the occupations permissible to the Bank in the framework of Section 10 of the Banking Law (Licensing), 5741-1981.

15. Without derogating from the generality of the provisions of Section 14 above, the approval and/or provision of credit. For this purpose, "credit" – including as defined in the Banking Law (Licensing), 5741-1981.

16. Events associated with employment relations.

17. An act and/or omission associated with the business ties between the Bank and its customers and/or suppliers.

18. A restructuring or reorganization of the Bank or any decision pertaining thereto including, but without derogating from the generality of the aforesaid, a merger, split, recapitalization of the Bank, subsidiaries or affiliates, the dissolution or sale thereof, an allotment or a distribution.

19. Any provision of this Schedule above which concerns the performance of a particular act, shall be interpreted as referring also to the non-performance thereof or to refrainment from performance of such act, and all unless the context of a specific provision does not tolerate such interpretation.

For purposes of this Schedule A:

"Companies Law" – The Companies Law, 5759-1999.

"Securities Law" – The Securities law, 5728-1968.

"Security" – within the meaning thereof in Section 1 of the Companies Law.

"Consumer Protection Law" – The Consumer Protection Law, 5741-1981.

"Restrictive Trade Practices Law" – The Restrictive Trade Practices Law, 5748-1988.

"Prohibition on Money Laundering Law" – The Prohibition on Money Laundering Law, 5760-2000.

"Prohibition on Terror Financing Law" – The Prohibition on Terror Financing Law, 5765-2005.

"Regulation of the Practice of Investment Advice Law" – The Regulation of the Practice of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995.

"Joint Investments in Trust Law" – The Joint Investments in Trust Law, 5754-1994.

"Privacy Protection Law" – The Privacy Protection Law, 5741-1981.

"Banking Law (Licensing)" – The Banking Law (Licensing), 5741-1981.

"Banking Law (Customer Service)" – The Banking Law (Customer Service), 5741-1981.

"Banking Ordinance" – The Banking Ordinance No. 26 for 1941.

"Proper Conduct of Banking Business Regulations" – The Proper Conduct of Banking Business Regulations on behalf of the Supervisor of Banks.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part One

Company Name
Bank Hapoalim B.M. (**"the Company"** or **"the Bank"**).

Class of General Meeting, the Time and the Place for the Convening Thereof
A Special General Meeting. The Special General Meeting will take place on **Thursday, 5th February, 2009,** at 10:00 a.m. at the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313 in Tel-Aviv. If the Meeting is adjourned, it will take place on Thursday, 12th February, 2009, at the same place and at the same time.

Details of the Subjects on the Agenda Which Can Be Voted On By Means of This Poll Card

1. **Election of an external director**
   Election of Mr. Imri Tov as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter – "the Companies Law").

   Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations in relation to a director whose appointment is brought for approval:

   a) Name: Imri Tov;
   b) Identity Card Number: 005018155;
   c) Date of Birth: 24th November, 1939;
   d) Address for service of legal process: 3 Adam Hacohen, Tel Aviv;
   e) Nationality: Israeli;
   f) Member of the Committees Listed Below of the Board of Directors: Yet to be determined;
   g) Has accounting and financial expertise having regard to his education and his pursuits, as set forth below;
   h) Is not an employee of the Bank, a subsidiary or connected company of the Bank or of an interested party in the Bank;
   i) Will act as a director of Bank from the date of his appointment by the Meeting;

j) (1) His education: M.A. – Economics and Business Administration – the Hebrew University in Jerusalem; B.A. – Economics and Political Sciences – the Hebrew University in Jerusalem;

(2) His pursuits during the last five years and a list of the corporations in which he served or serves as a director:

2000 – to the present day – member of the Board of Directors of M.T.A. Holdings Ltd;
2006 – to the present day – external director on the Board of Directors of Shufersal Ltd;
2006-2008 – director and member of the Investments Committee of the State Employed Doctors' Provident Fund;
2007 – to the present day – director on the Board of Directors of ICG, a company for green energy;
2007 – to the present day – external director on the Board of Directors of Amnat - Management and Systems Ltd.;
2008 – to the present day – external director on the Board of Directors of Granit Hacarmel Ltd.;
2000-2007 – fellow of the Centre for Strategic Studies, University of Tel Aviv;
2000-2006 – external director on the Board of Directors of Bank Hapoalim B.M.;
2000-2005 – director on the Board of Directors of Elisra Industries Ltd.;

k) Is not a member of the family of any other interested party in the Bank;

l) The Bank views the director as having accounting and financial expertise with respect to meeting the minimum number set by the Board of Directors pursuant to Section 92(a) (12) of the Companies Law.

The appointment of the candidate for the office of external director under the Companies Law, Mr. Imri Tov, is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Bank.

2. **Indemnity Undertaking**

To approve the engagement of the Bank according to which it will give an undertaking in advance to indemnify directors of the Bank, as set forth below:

Mr. Imri Tov, whose appointment is subject to the approval of the General Meeting as set forth in Item 1 on the agenda of the Meeting, Mrs. Iris Dror, who was appointed as a director of the Bank on 16th November, 2008, for the whole period of her office commencing from the date of her appointment as aforesaid (the controlling party of the Bank is liable to be considered as having a personal interest in the provision of indemnity for Mrs. Iris Dror) as well as all the directors, including the external directors, who may hold office at the Bank from time to time in the future. The letters of indemnity for all of the aforesaid directors shall be in the form attached as Annex A of the immediate report. This form is identical to the letters of indemnity issued in the past to all of the directors presently in office at the Bank as approved by the competent organs of the Bank, including the General Meeting.

The engagement to provide indemnity for all of the directors (except for Mrs. Iris Dror) requires approval by a simple majority of the General Meeting, whereas providing the indemnity for Mrs. Iris Dror requires approval by a special majority, by reason of the controlling party of the Bank being liable to be considered as having a personal interest in the approval, as will be explained below, and accordingly, the indemnity undertaking, as aforesaid, will be presented for the approval of the Meeting in two separate resolutions: (a) indemnity for the external director Mr. Imri Tov and for all of the directors of the Bank whoever they may be from time to time, and – (b) Indemnity for Mrs. Iris Dror.

The provision of the letter of indemnity to Mrs. Iris Dror will be brought in a separate resolution, as it is liable to be considered, for the sake of prudence, as an exceptional transaction of the Bank with another person and in which the controlling party of the Bank has a personal interest, for the following reason: According to the letters of indemnity issued by Arison Holdings (1998) Ltd., the controlling party of the Bank (hereinafter – "Arison Holdings") to Mrs. Iris Dror, Arison Holdings undertook, *inter alia*, to indemnify her for any damages which she may incur by virtue of her being an office holder of Arison Holdings and/or of any company controlled (according to the definition of the term "control" in the Securities Law, 5728-1968), directly or indirectly, by Arison Holdings. According to the aforesaid letter of indemnity issued by Arison Holdings, in the event that the aforesaid office holder actually receives any payments on the strength of any insurance policy or other indemnity agreement, Arison Holdings will not be duty bound to indemnify as aforesaid, except for damages for which no indemnification was received as aforesaid. In view of the foregoing, the provision of a letter of indemnity by the Bank (and likewise taking out insurance as provided in Item 3 on the agenda of the Meeting) to the aforesaid office holder, is liable to reduce the indemnification which Arison Holdings may be required to

indemnify the aforesaid office holder, and accordingly, for the sake of prudence, it is liable to have a personal interest in the engagement.

The Required Majority: In relation to the provision of a letter of indemnity to the external director Mr. Irmi Tov and to all the directors of the Bank and as they may be from time to time, is – a simple majority; in relation to Mrs. Iris Dror – it is – the majority required for controlling party transactions.

3. Insurance

3.1 To ratify the terms of the directors' and office holders' liability insurance to be granted to all of the directors and office holders in office at the Bank, including the external directors and including Mr. Imri Tov (whose appointment as an external director is subject to the approval of the General Meeting as provided in Item 1 on the agenda) and also including the director Mrs. Iris Dror, commencing from the date of her appointment to the Board of Directors on 16th November, 2008. The aforesaid insurance was renewed on 1st June, 2008 and will expire on 31st May, 2009 (hereinafter: **"the Existing Policy"**). The terms of the Existing Policy conform to the approval given in the past by the General Meeting. According to the Existing Policy, the total amount covered is 260 million Dollars and the total premium is about 2,030 thousand Dollars. Further particulars of the Existing Policy are set forth below:

	Directors' and Office Holders' Insurance Policy
Commencement Date of the Insurance	1.6.2008
Coverage Amount (in millions of Dollars)	260
Premium (in thousands of Dollars)	2,030
The Insurance Is Valid Until	31.5.2009
Deductible for a Director and Office Holders	0
Deductible for the Company (in thousands of Dollars) except USA and Canada	200
Deductible for the Company in the USA and Canada (in thousands of Dollars)	375
Deductible for an SEC claim lodged in the USA or Canada in connection with the ADR Level 1 Program (in thousands of Dollars)	500

3.2 Approval that the insurance granted to the directors and the office holders in office at the Bank according to the Existing Policy will also secure all of the directors and office holders who may be in office at the Bank from time to time in the future.

3.3 After the expiry of the Existing Policy the Bank will purchase a policy or policies for insuring directors' and office holders' liability, which will grant coverage to all of the directors (including the external directors) and to all of the office holders who may hold office at the Bank from time to time at the time of purchase and/or at any time thereafter. The purchase of the policy, or the policies, as aforesaid, may be effected by way of renewal and/or extending the validity of the Existing Policy and/or any other policies which may be issued in the future and/or purchasing additional and/or other policies; and all of the foregoing in such a manner that the insurance coverage which shall be granted to the directors and the office holders of the Bank in office at any time shall not be less than the insurance coverage under the Existing Policy and subject to the following cumulative conditions: (1) The insurance coverage under the aforesaid policy or policies is for such period or periods which in total will not exceed five years from the expiry of the Existing Policy, namely until 31st May, 2014; and (2) The overall coverage which shall be in force at any time under the aforesaid policy or policies shall not exceed 400 million Dollars, per claim and in total, and the annual premium shall not exceed 5 million Dollars.

3.4 The resolutions set forth in Clauses 3.1, 3.2 and 3.3 shall be brought for approval *en bloc* consisting of one resolution requiring approval by a simple majority, except on the subject of providing insurance coverage for the director Mrs. Iris Dror which will be brought for approval by separate resolution which requires a special majority as set forth below.

The Required Majority: For the sake of prudence, the insurance, as aforesaid, in so far as it relates to Mrs. Iris Dror, is liable to be considered as an exceptional transaction of the Bank with another person and in which the party in control of the Bank has a personal interest, since Mrs. Iris Dror, as an office holder in the Arison group, is insured under the aforesaid insurance policy. In the past a letter of indemnity was issued to Mrs. Iris Dror by Arison Holdings, and taking out insurance by the Bank is liable to reduce the amounts of indemnification which Arison Holdings may be required to pay to Mrs. Iris Dror, as set forth above in relation to Item 2 on the agenda of the Meeting. Accordingly, and for the sake of prudence, the majority required for the resolution in relation to providing insurance coverage for Mrs. Iris Dror, is the majority required for controlling party transactions.

The Place and Times Where and When the Full Text of the Resolutions Can Be Reviewed

The text of the of the proposed resolutions can be reviewed at the office of the Secretary of the Bank, at 63-65 – Yehuda Halevy Street, in Tel-Aviv, during normal working hours, by prior arrangement by phoning 03-567 3800, commencing from the date of publication of the notice for convening the Special Meeting in the daily newspapers, as required by law.

Validity of the Poll Card

The poll card will be valid only if there are attached thereto the following documents and provided that it is delivered to the Company (including by registered mail) up to seventy-two (72) hours prior to the time of voting:

An Unregistered Shareholder[1] - A confirmation of ownership (see details below).

A Registered Shareholder[2] - A photocopy of the identity card, passport or certificate of incorporation.

A poll card which is has not been delivered in accordance with the provisions of this clause will be invalid.

For the purpose hereof "time of delivery" is the time when the poll card and the documents attached thereto reach the office of the Company.

The Company Does Not Allow Voting Through the Internet

The Address of the Company for Delivering Poll Cards and Position Notices

At the offices of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, Tel-Aviv 65781 (7th Floor).

The Last Day for Delivering Position Notices to the Company by the Shareholders

Up to ten (10) days after the Determination Date (**"the Last Day for Sending Position Notices by the Shareholders"**), namely, up to 18th January, 2009.

The Last Day for Delivering the Response of the Board of Directors to the Position Notices

Up to 12 days prior to the date for convening the General Meeting, namely up to 25th January, 2009.

Website Addresses Where the Poll Cards and the Position Notices Can Be Found

The distribution site of the Securities Authority (**"the Distribution Site"**): http://www.magna.isa.gov.il.
The website of the Tel-Aviv Stock Exchange Ltd.: www.maya.tase.co.il.

---

[1] Some one in whose favour shares are registered with a member of the Stock Exchange and such shares are included among the shares registered in the register of shareholders in the name of a registration company.

[2] A shareholder who is registered in the register of shareholders of the Company.

An unregistered shareholder is entitled to receive the confirmation of ownership at a branch of the member of the Stock Exchange through whom he holds his shares in the Bank, or by dispatch by mail from such member of the Stock Exchange, if he requests the latter to do so. Such a request shall be made in advance with reference to a particular securities account.

An unregistered shareholder is entitled to receive by electronic mail free of charge a link to the form of the poll card and position notices on the Distribution Site, from the member of the Stock Exchange through whom he holds his shares, unless he has notified the member of the Stock Exchange that he does not wish to receive such a link or that he wishes to receive poll cards by mail against payment; his notice regarding poll cards shall also apply to receiving position notices.

One or more shareholders who, on the Determination Date, holds shares amounting to five per cent. or more of the sum total of all the voting rights in the Company, and whoever holds a percentage as aforesaid of the sum total of all the voting rights which are not held by a controlling party of the Company as defined in Section 268 of the Companies Law (**"a Controlling Party"**), is entitled in person or through a proxy on his behalf, following the convening of the General Meeting, to review at the offices of the Company the poll cards as provided in Regulation 10 of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and after prior arrangement with the Company.

The quantity of shares constituting 5% of the total voting rights in the Company is: 65,854,635 ordinary shares.
The quantity of shares constituting 5% of the total voting rights in the Company that are not held by a Controlling Party is: 48,889,848 ordinary shares.

A Shareholder needs to indicate the manner in which he will vote with respect to the items on the agenda in Part Two of this poll card.

BANK HAPOALIM B.M.

Poll Card According to the Companies
(Voting in Writing and Position Notices) Regulations, 5766-2005

Part Two

Company Name: Bank Hapoalim B.M.

Address of the Company (for delivering and sending poll cards): Bank Hapoalim, 63-65 Yehuda Halevy, Tel-Aviv 65781, Attention Secretariat of the Bank (7th Floor).

Company Number: 52-000011-8.

Date of the Meeting: **Thursday, 5th February, 2009.**

Type of the Meeting: Special General Meeting.

Determination Date: **Thursday, 8th January, 2009.**

Particulars of the Shareholder

1. Shareholder's Name - ______________________

2. Identity Number - __________________________

3. If the shareholder has no Israeli identity card –

   Passport Number - __________________________

   Country of Issue - __________________________

   Valid Until - ______________________________

4. If the shareholder is a corporation –

   Corporation Number - _______________________

   Country of Incorporation - ___________________

Manner of Voting:

Number of Item on the Agenda	On the Agenda	Manner of Voting [1]			Regarding the appointment of an external director (Section 239 (b) of the Companies Law) – Are you a Controlling Party [2]?	
		For	Against	Abstain	Yes	No
1	Election of an external director in accordance with the Companies Law, 5759-1999, Mr. Imri Tov					

Number of Item on the Agenda	On the Agenda	Manner of Voting [1]			Regarding the undertaking to indemnify Mrs. Iris Dror – Do you have a personal interest in the resolution [2]?	
		For	Against	Abstain	Yes	No
2	Engagement to provide indemnity for Mr. Imri Tov and for all of the directors (including external directors) who may hold office at the Bank from time to time in the future (except for Mrs. Iris Dror which will be brought in a separate resolution as set forth below).					

Number of Item on the Agenda	On the Agenda	Manner of Voting [1]			Regarding the liability insurance policy for the director Mrs. Iris Dror – Do you have a personal interest in the resolution [2]?	
		For	Against	Abstain	Yes	No
3.1 3.2 3.3	Ratification of the terms of the Existing Policy for directors' and office holders' liability insurance, for all of the directors and office holders in office at the Bank, including external directors and including Mr. Imri Tov (except for providing insurance coverage for Mrs. Iris Dror which will be brought in a separate resolution as set forth below).					
	Approval that the insurance granted to directors in office at the Bank under the Existing Insurance will also secure all of the directors and office holders who may hold office at the Bank from time to time in the future.					
	Approval to purchase a directors' and office holders' liability insurance policy/ies, after the expiry of the Existing Policy, for all of the directors (including external directors) and for all of the office holders who may hold office at the Bank from time to time in the future, at the time of purchasing the policy and/or at any time thereafter (except for insurance coverage for Mrs. Iris Dror which will be brought in a separate resolution as set forth below) and which will grant insurance coverage which will not be less than the insurance coverage under the Existing Policy and subject to the cumulative conditions set forth in the immediate report released by the Bank on 31.12.2008					
3.1 3.3	Ratification of the terms of the Existing Policy with regard to providing insurance coverage for Mrs. Iris Dror, commencing from the date of her appointment as a director to the Board of Directors of the Bank (16.11.2008).					
	Approval to purchase a directors' and office holders' liability insurance policy/ies, after the *expiry of the Existing Policy, for the director Mrs.* Iris Dror, and which will grant insurance coverage which will not be less than the insurance coverage under the Existing Policy and subject to the cumulative conditions set forth in the immediate report released by the Bank on 31.12.2008					

Date: _________ Signature: _____________

[1] An unmarked box will be deemed an abstention from voting on that item.

[2] A shareholder who does not signify either "Yes" or "No" his vote shall not be counted and he shall be considered as not having participated in the voting.

For shareholders who hold the shares through a member of the Stock Exchange (in accordance with Section 177(1) of the Companies Law) – this poll card is valid only when a confirmation of ownership is attached.

For shareholders who are registered in the register of shareholders of the company – the poll card is valid when a photocopy of the identity card / passport certificate of incorporation is attached.

Details:
The following are details in connection with my being a Controlling Party, with respect to the appointment of an external director (Section 239 (b) of the Companies Law, as set forth in Item 1 on the agenda of the Meeting, as hereinafter set forth:

____

____

____

____

____

____

____

Details:
The following are details in connection with my having a personal interest with respect to the undertaking to indemnify Mrs. Iris Dror, as set forth in Item 2 on the agenda of the Meeting, as hereinafter set forth:

____

____

Details:
The following are details in connection with my having a personal interest with respect to the liability insurance policy for the director Mrs. Iris Dror, as set forth in Items 3.1 and 3.3 on the agenda of the Meeting, as hereinafter set forth:

____

____